UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August 2025

Commission File Number 1-34694

VEON Ltd.

(Translation of registrant’s name into English)

Index Tower (East Tower), Unit 1703, Dubai (DIFC), United Arab Emirates

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

EXPLANATORY NOTE

On August 14, 2025, VEON Ltd. (NASDAQ: VEON) (the “Company”) issued a press release in relation to the closing of the business combination of Kyivstar Group Ltd. (“Kyivstar Group”) with Cohen Circle Acquisition Corp. I (“Cohen Circle”). A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)
Date: August 14, 2025

	By:	/s/Vitaly Shmakov
	Name:	Vitaly Shmakov
	Title:	Acting Group General Counsel

EXHIBIT INDEX

Exhibit	Description
99.1	Press release, dated August 14, 2025

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